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                                                                    Exhibit 99.6


                             KELLER & COMPANY, INC.

                        FINANCIAL INSTITUTION CONSULTANTS

                              555 METRO PLACE NORTH
                                    SUITE 524
                               DUBLIN, OHIO 43017
                        (614) 766-1426 (614) 766-1459 FAX
                                  keller@ee.net

June 12, 2002


Board of Directors
TierOne Bank
1235 N Street
Lincoln, Nebraska 68508

To the Board:


We hereby submit an independent Appraisal Update ("Update") of the pro forma market value of the to-be-issued stock of TierOne Corporation (the "Corporation"), which is the newly formed holding company of TierOne Bank ("TierOne" or the "Bank"). The Corporation will hold all of the shares of the common stock of the Bank. Such stock is to be issued in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank in accordance with the Bank's Plan of Conversion. This Update of the Corporation's pro forma market value was prepared after a review of our original appraisal report ("Original Appraisal") and our most recent appraisal report dated May 10, 2002, and approved May 13, 2002 ("May 13th Report), and is being submitted to the Office of Thrift Supervision as an update to the May 13th Report.


This Update is being submitted to recognize the new most recent period in the prospectus which is now the quarter ended March 31, 2002, rather than the fiscal year ended December 31, 2001, used in the Original Appraisal and the May 13th Report.


This Update is based on discussions with the management of TierOne, the law firm of Elias, Matz, Tiernan & Herrick LLP, Washington, D.C., the Bank's conversion counsel, and the Bank's investment banking firm, Sandler, O'Neill & Partners, New York, New York. As in the preparation of the Original Appraisal and the May 13th Report, we believe the data and information used herein are accurate and reliable, but we cannot guarantee the accuracy of such data.


In preparing this Update, we have given consideration to current market conditions and the performance of publicly-traded thrift institutions, including those institutions in TierOne's comparable group, and recently converted thrift institutions. The comparable group was screened to eliminate any institutions involved in merger/acquisition activities, but none of the comparable group institutions was eliminated due to such involvement. Further investigation into merger/acquisition activity involving publicly-traded thrift institutions in TierOne's city, county and market area revealed no institution involved in such activity.

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Board of Directors
TierOne Bank
June 12, 2002
Page 2


We have recognized a reinvestment rate of 1.75 percent before taxes in this Update, the same rate indicated in the May 13th Report, based on current short term interest rates. We have updated the valuation level derived from the three valuation methods used in the May 13th Report based on TierOne Bank's
March 31, 2002, financials and using stock prices of publicly-traded thrift institutions as of June 7, 2002. Exhibits 1 and 2 provide stock prices, key valuation ratios and other pertinent data for all publicly-traded, FDIC-insured thrift institutions, excluding mutual holding companies. Exhibits 3 and 4 provide stock prices, key valuation ratios and other pertinent data for all publicly-traded, FDIC-insured mutual holding companies. Exhibit 5 provides pricing levels for recently converted thrifts. Exhibit 6 identifies the Bank's comparable group and provides comparative operating and financial data on TierOne Bank and the comparable group institutions.


Exhibit 7 presents detailed market, pricing and financial ratios for TierOne Bank, all thrifts and the comparable group as of June 7, 2002.

Exhibit 8 provides TierOne Bank's March 31, 2002, assets and equity and the Bank's earnings for the twelve months ended March 31, 2002. The Bank had assets of $1,543,512,000 and equity of $125,643,000 at March 31, 2002, and net income after taxes of $14,478,000 for the twelve months ended March 31, 2002. Core or normalized income after taxes for the twelve months ended March 31, 2002, was a lesser $14,086,000, based on the Bank's higher gains on loans sold.


This Update indicates a higher midpoint valuation level of $170,700,000, indicating a midpoint valuation increase of 3.5 percent from the May 13th Report of $165,000,000. The price to book valuation ratio remains at 63.38 percent. At the super maximum, the price to book ratio is 71.17 percent compared to 71.13 percent in the May 13th Report.


This updated valuation of the Corporation is based on the following valuation ratios as of June 7, 2002:

Price to book value ratio:
         Midpoint                          63.38%
         Super maximum                     71.17%

Price to assets ratio:
         Midpoint                           8.72%
         Super maximum                     13.02%


Price to core earnings multiple:
         Midpoint                          12.13X
         Super maximum                     16.02X

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Board of Directors
TierOne Bank
June 12, 2002
Page 3


The valuation range in the May 13th Report indicated a midpoint of $165,000,000, with a minimum of $140,250,000, a maximum of $189,750,000, and a super maximum of $218,212,500. The valuation range in this Update indicates a midpoint of $170,700,000, with a minimum of $145,095,000, a maximum of $196,305,000, and a super maximum of $225,750,750.


The pro forma market value or appraised value of the Corporation, including the shares to be issued to the foundation, is $170,700,000 at the midpoint in the Appraisal Update.

Sincerely,

KELLER & COMPANY, INC.

/s/ Keller & Company, Inc.

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